news release

December 13, 2012

Stock Options

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that it has granted to its directors, employees and consultants incentive stock options to purchase up to an aggregate of 2,205,000 common shares of the Company exercisable for ten years at a price of $0.20 per share.  The Company has also cancelled a total of 805,000 outstanding employee stock options.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  More recently the Company has focused on selling non-core assets, thereby raising the capital needed to succeed in making a discovery with potential to give investors the return desired from a mineral exploration company.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.